# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RELMADA THERAPEUTICS, INC., CIK 0001553643
CUSIP: 75955J402
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2222 PONCE DE LEON BLVD. 3RD FLOOR, CORAL GABLES, Florida (FL), 33134
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002050194

## Reporting persons
- Spruce Street Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,086,181; sole dispositive power 0; shared dispositive power 4,086,181; aggregate amount beneficially owned 4,086,181 (5.57% of the class)
- Alex R. Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,086,181; sole dispositive power 0; shared dispositive power 4,086,181; aggregate amount beneficially owned 4,086,181 (5.57% of the class)
- Simon Basseyn: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,086,181; sole dispositive power 0; shared dispositive power 4,086,181; aggregate amount beneficially owned 4,086,181 (5.57% of the class)

## Item 1. Issuer
Name of issuer: RELMADA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 2222 Ponce de Leon Blvd., Floor 3, Coral Gables, FL 33134

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Spruce Street Capital LP (the "Investment Manager"), the investment manager to certain investment funds and/or accounts (collectively, the "Spruce Street Funds"), with respect to the shares of common stock, par value $0.001 per share (the "Common Stock") of Relmada Therapeutics, Inc. (the "Company") held by the Spruce Street Funds;

(ii) Alex R. Ryan, co-Managing Member of Spruce Street Capital GP LLC, the general partner of the Investment Manager, and the co-Managing Partner of the Investment Manager, with respect to the shares of Common Stock held by the Spruce Street Funds; and

(iii) Simon Basseyn, co-Managing Member of Spruce Street Capital GP LLC, the general partner of the Investment Manager, and the co-Managing Partner of the Investment Manager, with respect to the shares of Common Stock held by the Spruce Street Funds.

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence:
The address of the business office of each of the Reporting Persons is:

777 Third Avenue, Suite 1704
New York, New York 10017
Citizenship: Citizenship is set forth in Row (4) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row (9) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 73,333,622 shares of Common Stock outstanding as of November 10, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 13, 2025.
Percent of class: 5.57%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row (5) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row (6) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row (7) of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row (8) of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Spruce Street Capital LP: /s/ Alex R. Rosen, By: Spruce Street Capital GP LLC, its General Partner, By: Alex R. Rosen, its Co-Managing Member (02/17/2026)
- Alex R. Rosen: /s/ Alex R. Rosen, Alex R. Rosen, individually (02/17/2026)
- Simon Basseyn: /s/ Simon Basseyn, Simon Basseyn, individually (02/17/2026)